January 23, 2025

Luka Mucic
Chief Financial Officer
Vodafone Group Public Limited Company
Vodafone House, The Connection
Newbury, Berkshire RG14 2FN
England

       Re: Vodafone Group Public Limited Company
           Form 20-F for the Fiscal Year Ended March 31, 2024
           File No. 001-10086
Dear Luka Mucic:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year Ended March 21, 2024
Cover page

1. We note that you have checked the box that the financial statements included in the filing reflect the correction of an error to previously issued financial statements.
       However, we note no disclosure otherwise in the filing which indicates that there was an error. Please advise.
General

2. Portions of your Form 20-F for the for the fiscal year ended March 31, 2024 appear to be in PDF format. In general, while you may submit unofficial documents in PDF or
       XBRL format, you must submit your primary document in ASCII or HTML format.
       Refer to section 5.1 of Volume II of the EDGAR Filer Manual. Please supplementally confirm that you will file future filings in an appropriate format. Ensure also that your filing is text-searchable. Refer also to Question 118.01 of the Regulation S-T
       Compliance and Disclosure Interpretations.
 January 23, 2025
Page 2

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Megan Masterson at 202-551-3407 or Christine Dietz at 202-551-3408
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology